P.E. 1/31/02

02012924

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECEIVED
FEB 07 2002
352

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 January 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


RECEIVED
FEB 04 2002
352
SECTION



29 November 2001

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Fax: 1300 300 021


U.S. POST OFFICE
DELAYED

Dear Sir or Madam

Re: Notice of Directors' Interests – Section 205G of the Corporations Act

In accordance with Listing Rules I wish to advise the interests in Telstra shares held by the following Directors, who were elected to the Board of Telstra Corporation Limited on 16 November 2001.

	Relevant Interest in Shares		
Director	**Direct**	**Indirect**	**Total**
Ms Belinda Hutchinson	37,111	19,600	56,711
Mr Charles Macek	Nil	10,000	10,000
Mr William Owens	Nil	Nil	Nil

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556



Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

4 December 2001

U.S. POST OFFICE
DELAYED



The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Notice of change of interests of substantial holder – Keycorp Limited

In accordance with the Corporations Act I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

The lodgement of this announcement by electronic means has been authorised by the Company Secretary of Telstra Corporation Limited.

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Form **604**

Corporations Act 2001

Section 671B

Notice of change in interests of substantial holder

To Company Name/Scheme: **Keycorp Limited**

ACN/ARSN **002 519 986**

This notice is given by Telstra Corporation Limited on behalf of itself and each of its controlled bodies corporate named in the list annexed to this notice and marked "A".

1. Details of substantial holder[1]

Name **Telstra Corporation Limited**

ACN/ARSN (if applicable) 051 775 556

There was a change in the interests of the substantial holder on 30/11/2001.

The previous notice was given to the company on 16/10/2001.

The previous notice was dated 16/10/2001.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities[4]	Previous notice		Present notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[5]
Ordinary shares	39,082,000	49.61%	39,082,000	47.86%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[6]	Consideration given in relation to change[7]	Class and number of securities affected	Person's votes affected
30/11/2001	Telstra Corporation Limited and each of its controlled bodies corporate listed in annexure A (except Telstra cb.fs Limited)	Movement of 1.75% in holding of Telstra cb.fs Limited due to issue of 2,881,623 additional securities by Keycorp Limited to third party on 30 November 2001.	Not applicable	Not applicable	Not applicable
30/11/2001	Telstra cb.fs Limited	Movement of 1.75% in holding of Telstra cb.fs Limited due to issue of 2,881,623 additional securities by Keycorp Limited to third party on 30 November 2001.	Not applicable	Not applicable	Not applicable

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Nature of relevant interest[6]	Class and number of securities	Person's votes
Telstra cb.fs Limited	Telstra cb.fs Limited	Telstra cb.fs Limited	Registered holder	39,082,000	47.86%
Telstra Corporation Limited and each of its controlled bodies corporate listed in annexure A (except Telstra cb.fs Limited)	Telstra cb.fs Limited	Telstra cb.fs Limited	Relevant interests through subsection 608(3) of the Corporations Law.	39,082,000	47.86%

111792765

5. Changes in association

The persons who have become associates[2] of, ceased to be associates of, or have changed the nature of their association[9] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	Nil

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Corporation Limited	Level 41, 242 Exhibition Street, Melbourne, Victoria 3000
Telstra cb.fs Limited	c/- Level 41, 242 Exhibition Street, Melbourne, Victoria 3000
Each of the bodies corporate listed in annexure A	c/- Level 41, 242 Exhibition Street, Melbourne, Victoria 3000

Signature

print name Douglas Gration capacity Company Secretary

sign here  date 04/12/2001

DIRECTIONS

[1] If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

[2] See the definition of "associate" in section 9 of the Corporations Act 2001.

[3] See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

[4] The voting shares of a company constitute one class unless divided into separate classes.

[5] The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

[6] Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

[7] Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

[8] If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

[9] Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is the annexure of 3 pages marked "A" and referred to in the form 604 signed by me and dated 4 December 2001.



Douglas Gration
Company Secretary

Date: 4 December 2001

Notes to the Financial Statements (continued)

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2001	2000	**2001**	2000
		$m	$m	**%**	%
Parent entity					
Telstra Corporation Limited (1)	Australia				
Controlled entities					
Telecommunications Equipment Finance Pty Ltd (5) *	Australia	**-**	-	**-**	-
Telstra Finance Limited (1) (4) (15)	Australia	**-**	-	**100.0**	100.0
Telstra Corporate Services Pty Ltd (10)*	Australia	**6**	-	**100.0**	-
Transport Communications Australia Pty Ltd *	Australia	**4**	4	**100.0**	100.0
Telstra ESOP Trustee Pty Ltd (4) (8) *	Australia	**-**	-	**100.0**	100.0
Telstra Growthshare Pty Ltd (4) (8) *	Australia	**-**	-	**100.0**	100.0
Advanced Network Management Pty Ltd (3)	Australia	**-**	1	**-**	100.0
Telstra R&D Management Pty Ltd (1)	Australia	**1**	1	**100.0**	100.0
On Australia Pty Ltd (1)	Australia	**11**	11	**100.0**	100.0
Telstra Media Pty Ltd (1)	Australia	**311**	273	**100.0**	100.0
Telstra Multimedia Pty Ltd (1)	Australia	**1,720**	1,720	**100.0**	100.0
Telstra International Limited (1) (15)	Australia	**84**	84	**100.0**	100.0
Telstra OnAir Holdings Pty Ltd (10) *	Australia	**302**	-	**100.0**	-
• Telstra OnAir Infrastructure Holdings Pty Ltd (10) *	Australia	**-**	-	**100.0**	-
• Telstra 3G Spectrum Holdings Pty Ltd (10) *	Australia	**-**	-	**100.0**	-
Telstra Holdings Pty Ltd (1)	Australia	**4,015**	650	**100.0**	100.0
• Telstra Global Networks Limited (9) (13)	Bermuda	**-**	-	**-**	100.0
• Australian Network Company Pty Ltd (9) (10) (13)	Australia	**-**	-	**-**	-
• Telstra Holdings (Bermuda) No 2 Limited (9) (10) (12)	Bermuda	**-**	-	**100.0**	-
• Joint Venture (Bermuda) No. 2 Limited (9) (12)	Bermuda	**-**	-	**60.0**	-
• Bestclass Holdings Ltd (9) (12)	British Virgin Islands	**-**	-	**100.0**	-
• Hong Kong CSL Limited (formerly Cable and Wireless HKT CSL Limited) (9) (12)	Hong Kong	**-**	-	**100.0**	-
• Integrated Business Systems Limited (9) (12)	Hong Kong	**-**	-	**100.0**	-
• One2Free Personalcom Limited (9) (12)	Hong Kong	**-**	-	**100.0**	-
• CSL Limited (9) (12)	Hong Kong	**-**	-	**100.0**	-
• Telstra Holdings (Bermuda) No 1 Limited (9) (10)	Bermuda	**-**	-	**100.0**	-
• Telstra Retail (HK) Limited (9) (10)	Hong Kong	**-**	-	**100.0**	-
• Telstra IDC Holdings Limited (9) (10)	Bermuda	**-**	-	**-**	-
• Telstra Global Wholesale NZ Limited (9) (10) (13)	NewZealand	**-**	-	**-**	-
• Telstra Japan Retail K.K. (9) (10)	Japan	**-**	-	**100.0**	-
• Telstra (Malaysia Holdings) Sdn. Bhd. (9) (13)	Malaysia	**-**	-	**-**	100.0
• Telstra International (HK) Holdings Limited (9) (13)	Hong Kong	**-**	-	**-**	100.0
• Telstra Wholesale Inc. (9) (10)	United States	**-**	-	**100.0**	-
• Mobitel (pvt) Limited (9)	Sri Lanka	**-**	-	**60.0**	60.0
• Telstra New Zealand Limited (9) (10)	New Zealand	**-**	-	**100.0**	-
• Telstra Limited (9)	New Zealand	**-**	-	**100.0**	100.0
• Telstra Global Limited (9)	United Kingdom	**-**	-	**100.0**	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2001	2000	2001	2000
		$m	$m	%	%
Controlled entities (continued)					
• Telstra Korea Limited (9) (13)	Korea	-	-	-	100.0
• Telstra Europe Limited (9) (16)	United Kingdom	-	-	100.0	100.0
• Telstra (UK) Limited (9) (13)	United Kingdom	-	-	-	100.0
• PT Telstra Nusantara (9)	Indonesia	-	-	100.0	100.0
• Telstra Germany GmbH (9) (13)	Germany	-	-	-	100.0
• Telstra France SA (9) (13)	France	-	-	-	100.0
• Telstra Inc. (9)	United States	-	-	100.0	100.0
• North Point Telecommunications Inc. (9)	United States	-	-	100.0	100.0
• Telstra eConnect LLC (3) (9)	United States	-	-	100.0	100.0
• Telstra Wholesale Trading Inc. (9) (10) (13)	United States	-	-	100.0	-
• Telstra Vishesh Communications Ltd (6) (7) (9)	India	-	-	47.1	47.1
• Telstra South Asia Holdings Limited (9)	Mauritius	-	-	100.0	100.0
• Telstra India Private Limited (9)	India	-	-	100.0	100.0
• Telstra Singapore Pte Ltd (9) (13)	Singapore	-	-	-	100.0
• Telstra Japan K.K (9) (13)	Japan	-	-	-	100.0
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Ltd (3) (6) (7) (9)	Saudi Arabia	-	-	50.0	50.0
Telstra Rewards Pty Ltd (4) *	Australia	-	-	100.0	100.0
• Telstra Visa Card Trust	Australia	-	-	100.0	100.0
• Qantas Telstra Card Trust	Australia	-	-	100.0	100.0
• Telstra Visa Business Card Trust	Australia	-	-	100.0	100.0
Atlas Travel Technologies Pty Ltd (14)	Australia	-	21	-	67.74
• Atlas Travel Technologies Inc. (9) (14)	United States	-	-	-	100.0
• Moneydirect International Limited (9) (14)	United Kingdom	-	-	-	100.0
• Moneydirect Pty Ltd (14) *	Australia	-	-	-	100.0
• Moneydirect Limited (9) (14)	New Zealand	-	-	-	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
• Advantra Pty Ltd (1)	Australia	-	-	100.0	100.0
• Telstra Datacasting Pty Limited (10) *	Australia	-	-	100.0	-
Telstra CB Holdings Limited (1)	Australia	898	433	100.0	100.0
• Telstra CB.net Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.Com Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.fs Limited (1)	Australia	-	-	100.0	100.0
• Keycorp Limited (2) (11) (17)	Australia	-	-	50.75	-
• Technical Parts & Services Pty Limited (2) (11)	Australia	-	-	100.0	-
• Keycorp Solutions Limited (11)	Australia	-	-	100.0	-
• Electronic Financial Technologies Pty Limited (11) *	Australia	-	-	100.0	-
• Sparad (No. 31) Pty Limited (11) *	Australia	-	-	100.0	-
• Keytec (No. 2) Pty Limited (2) (11)	Australia	-	-	100.0	-
• Budbade Pty Limited (2) (11)	Australia	-	-	100.0	-
• Keytec Pty Limited (2) (11)	Australia	-	-	100.0	-

(continued over page)

Notes to the Financial Statements (continued)

Name of entity	Country of incorporation		Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
			As at 30 June		As at 30 June	
			2001	2000	2001	2000
			$m	$m	%	%
Controlled entities (continued)						
• Keycorp USA Limited (7) (9) (11)	United States		-	-	100.0	-
• Tillsmith Systems, INC. (7) (9) (11)	United States		-	-	100.0	-
• Keycorp Investments Pty Limited (2) (11)	Australia		-	-	100.0	-
• E-Point Pty Limited (2) (11)	Australia		-	-	100.0	-
• Keycorp Technologies Pty Limited (2) (11)	Australia		-	-	100.0	-
• Nobil I.T. Australia Pty Limited (2) (11)	Australia		-	-	100.0	-
• Keycorp (Asia) Pty Limited (9) (11)	Hong Kong		-	-	100.0	-
• Nobil Information Technology Corporation Inc (9) (11)	Canada		-	-	100.0	-
• Nobil IT Canada Corporation (9) (11)	Canada		-	-	100.0	-
• Tillsmith Systems Inc. (9) (11)	Canada		-	-	100.0	-
• Keycorp (NZ) Limited (9) (11)	New Zealand		-	-	100.0	-
• Keycorp (NZ) Finance Limited (9) (11)	New Zealand		-	-	100.0	-
• IDL (NZ) Limited (9) (11)	New Zealand		-	-	100.0	-
• Nobil IT (NZ) Limited (9) (11)	New Zealand		-	-	100.0	-
• Keycorp Systems Limited (7) (9) (11)	United Kingdom		-	-	100.0	-
• KYC Pty Limited (7) (11) *	Australia		-	-	73.0	-
• Camtech R&D Pty Ltd (11) *	Australia		-	-	100.0	-
• Camtech Asia IT&T Sdn Bhd (7) (9) (11)	Malaysia		-	-	95.0	-
• InsNet Pty Ltd (1)	Australia		-	-	100.0	100.0
• Australasian Insurance Systems Pty Ltd (1)	Australia		-	-	100.0	100.0
• TRC Computer Systems Pty Ltd (1)	Australia		-	-	100.0	100.0
• DBA Limited (1)	Australia		-	-	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia		-	-	81.3	81.3
• DBA Computer Systems Pty Ltd (1)	Australia		-	-	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia		-	-	18.7	18.7
• Unilink Group Pty Ltd (1)	Australia		-	-	100.0	100.0
Pacific Access Pty Ltd (1) (15)	Australia		121	121	100.0	100.0
• Telstra Retail Pty Ltd (16) *	Australia		-	-	100.0	100.0
• Telstra Retail Services Pty Ltd (16) *	Australia		-	-	100.0	100.0
• Pacific Access Enterprises Pty Ltd *	Australia		-	-	100.0	100.0
• WorldCorp Holdings (S) Pte Ltd (9)	Singapore		-	-	100.0	100.0
• WorldCorp Publishing Pte Ltd (9)	Singapore		-	-	100.0	100.0
Network Design and Construction Limited (1)	Australia		177	174	100.0	100.0
• NDC Global Holdings Pty Ltd *	Australia		-	-	100.0	100.0
• NDC New Zealand Limited (9) (10)	New Zealand		-	-	100.0	-
• NDC Telecommunications India Private Ltd (9) (10)	India		-	-	100.0	-
• PT NDC Indonesia (9) (10)	Indonesia		-	-	95.0	-
• NDC Global Philippines, Inc (9) (10)	Philippines		-	-	100.0	-
• NDC Global Services (Thailand) Limited (6) (9) (10)	Thailand		-	-	49.0	-
• NDC Global Services Pty Ltd *	Australia		-	-	100.0	100.0
Total investment in controlled entities (at cost)		note 11	7,708	3,551		
Provision for reduction in value		note 11	(4,553)	(2,415)		
		note 11	3,155	1,136		

(a) The amounts recorded are before any provision for reduction in value (refer note 11).

* These entities are small proprietary companies which are not required to prepare and lodge individual audited financial reports with the ASIC.



12 December 2001

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215



The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited announces completion of Clear Communications Limited acquisition

In accordance with the Listing Rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

The lodgement of this announcement by electronic means has been authorised by the Company Secretary of Telstra Corporation Limited.

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

12 December 2001



TELSTRA CORPORATION LIMITED ANNOUNCES COMPLETION OF CLEAR COMMUNICATIONS LIMITED ACQUISITION

Telstra Corporation Limited today announced that its subsidiary TelstraSaturn Limited has completed the acquisition of CLEAR Communications Limited from British Telecommunications Plc., having attained New Zealand Commerce Commission clearance and Overseas Investment Commission approval for the transaction. From completion TelstraSaturn Limited has changed its company name to TelstraClear Limited.

Telstra's shareholding in TelstraClear Limited has increased to 58.4%.

Integration of TelstraClear Limited and CLEAR Communications Limited will commence immediately, creating the second largest full service carrier in New Zealand.

19 December 2001





Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Reach Acquires Level 3's Asian business

In accordance with the Listing Rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

19 December 2001


Telstra

Reach Acquires Level 3's Asian business

Reach Ltd (owned 50/50 by Telstra Corporation Limited and Hong Kong based Pacific Century CyberWorks Limited) today announced it had signed an agreement for the acquisition of Level 3 Communications Inc's Asian business.

The transaction will provide Reach with substantial Asian and trans-Pacific capacity at a significant discount to the new build cost, while accelerating Reach's entry into the Japanese, Korean and Taiwanese markets.

Under the terms of the transaction, Reach will take over Level 3's Asian business including customers, in-country networks, data centres, approximately US$90 million of working capital and Level 3's ownership interests in the Tiger and Japan-US cable systems linking key Asian markets and the USA. Reach will assume Level 3's Asian capital and operating expenditure obligations of approximately US$170 million over 12 months, which include completion of the Tiger undersea cable system. The transaction will be internally funded by Reach.

The acquisition is subject to a number of conditions precedent, including regulatory consents.



20 December 2001

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000


RECEIVED
352

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Standard and Poor's Upgrades Telstra Debt Rating to AA-/A-1+

In accordance with the Listing Rules I enclose a copy of a media statement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556



20 December 2001 322/2001

STANDARD AND POOR'S UPGRADES TELSTRA DEBT RATING TO AA-/A-1+; WITH A STABLE OUTLOOK

Telstra today welcomed Standard & Poor's (S&P) debt rating upgrade to AA-/A-1+, with a stable outlook.

The S&P result confirms Telstra as one of the strongest global telecommunication companies in the world.

Telstra's Chief Financial Officer, Mr David Moffatt, said: "Telstra is naturally pleased with S&P's decision."

"It demonstrates the value of Telstra's full service, fully integrated telco model and our commitment to a strong balance sheet," he said.

"Underpinning this decision is a disciplined approach to capital management and growth by acquisition in Telstra's core region of the Asia Pacific. Telstra has a strong management team, with a rigorous focus on cash generation and capital management," Mr Moffatt said.

"The upgrade to AA-/A-1+ with a stable outlook, affirms the value of Telstra's approach to financial management," he said.

- 0 -

Media inquiries:
Angela Martinkus
Public Affairs Manager, Finance and Administration
Telephone: 03 9634 3872
Mobile: 0408 997 420
angela.martinkus@team.telstra.com

Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/newsroom



7 January 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215



The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Appendix 3X Initial Director's Interest Notice

In accordance with the Listing Rules I enclose Appendices 3X Initial Director's Interest Notices for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sam Chisholm
Date of appointment	17/11/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tony Clark
Date of appointment	14/10/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
10,000 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Park Avenue Investments Pty Ltd – Superannuation Fund	50,000 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	3,218 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Fletcher
Date of appointment	17/11/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Kannatex Pty Ltd – Family investment company	32,000 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	2,589 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Belinda Hutchinson
Date of appointment	16/11/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
37,111 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Dovose Pty Ltd - ATF MGH Superannuation Fund	9,600 ordinary shares
Dovose Pty Ltd - ATF MGH Trust	10,000 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine Livingstone
Date of appointment	17/11/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
10,400 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Michael James Satterthwaite Superannuation Fund	5,000 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	2,589 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Macek
Date of appointment	16/11/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Excalibur National Private Super Fund	10,000 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Mansfield
Date of appointment	12/11/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
20,000 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Tuxulu Pty Ltd – Family investment company	9,600 ordinary shares
Mansfield Superannuation Fund	29,600 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	11,876 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald McGauchie
Date of appointment	08/09/1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
McGauchie Superannuation Fund	18,700 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	3,218 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bill Owens
Date of appointment	16/11/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NIL	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Ralph
Date of appointment	14/10/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,000 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
John Ralph National Private Superannuation Fund	50,000 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	5,939 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Stocker
Date of appointment	14/10/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
800 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Stocker Superannuation Fund	14,870 ordinary shares
John Stocker Family Trust	20,865 ordinary shares
Growthshare Pty Limited ATF Telstra DirectShare Plan	3,713 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ziggy Switkowski
Date of appointment	01/03/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
46,520 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Invia Custodian Pty Ltd – Kodoptel - Superannuation Fund	43,700 ordinary shares
Invia Custodian Pty Ltd – Jacquinot Pty Ltd – ATF Switkowski Family Trust	42,250 ordinary shares
Telstra ESOP Trustee Pty Ltd ATF Telstra ESOP Plans	3,180 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED



Name:	Douglas Gration
Title:	Company Secretary

Date: 31 January 2002